Exhibit 99.4

Cresco Labs

Cresco Labs Reports Second Quarter 2023 Results

Year-of-the-Core initiatives delivered strong improvements in gross margin, adjusted EBITDA and operating cash flow

CHICAGO – August 16, 2023 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the second quarter ended June 30, 2023. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.

Second Quarter 2023 Financial Highlights

•	Second quarter revenue of $198 million, up 2% sequentially, driven by retail growth of 4% and flat wholesale revenue.

•	Gross profit of $87 million, 44% of revenue.

•	Adjusted gross profit[1] of $93 million and Adjusted gross margin of 47%, up 100 bps from the first quarter.

•	Adjusted SG&A1 reduction of $7 million sequentially.

•	Adjusted EBITDA[1] of $40 million, up 38% sequentially as margin improved 540 bps to 20%.

•	Generated positive operating cash flow of $18 million, inclusive of $14 million of one-time cash charges related to facility closures, severance payments and M&A related fees.

•	Second quarter net loss of $43 million, which includes $22 million of impairment charges.

Operating Highlights

•	Retained the No. 1 share position in Illinois, Pennsylvania and Massachusetts.

•	Maintained the industry’s No. 1 bestselling portfolio of branded flower and branded concentrates, No. 3 portfolio of branded vapes, and No. 4 portfolio of branded edibles[2].

•	Branded equivalized unit volume of 18 million, up 19% year-over-year[2].

•	Retail transactions of 1.3 million, an 11% increase year-over-year.

•	Opened five total Sunnyside stores in Florida and Pennsylvania, bringing the nationwide store count to 68 as of June 30, 2023.

[1]	See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
[2]	According to BDSA

Cresco Labs

Management Commentary

“Our Year-of-the-Core commitment to rationalizing and optimizing our core markets, core stores, core brands and core products is reflected in our Q2 results with growth in our top line, gross margin, Adjusted EBITDA and operating cash flow. With our focus on driving scale and efficiencies across the entire organization, we’ve been accomplishing more with less – leading to a 38% sequential improvement in Adjusted EBITDA. We maintained our industry leadership with the #1 portfolio of both branded flower and branded concentrates, #3 portfolio of branded vapes and #4 portfolio of branded edibles. We’re pleased to see improved profitability and cash flow in our core markets, which positions us well for the capital-efficient growth and expansion opportunities that lie ahead. Our results are just starting to reflect the decisions we made earlier this year to support our Year-of-the-Core priorities, with much more to come,” said Charles Bachtell, CEO of Cresco Labs.

Balance Sheet, Liquidity and Other Financial Information

•

As of June 30, 2023, current assets were $265 million, including cash, cash equivalents and restricted cash of $75 million. The Company had senior secured term loan debt, net of discount and issuance costs, of $384 million.

•	Total shares on a fully converted basis were 470,308,738 as of June 30, 2023.

Capital Markets and M&A Activity

•

On July 30, 2023, Cresco Labs and Columbia Care mutually agreed to terminate the definitive agreement dated March 23, 2022. Concurrently, the definitive agreements dated November 4, 2022, to divest certain assets to an entity owned and controlled by Sean “Diddy” Combs, also has been terminated.

•

The Company intends to file a short form base shelf prospectus replacing the former prospectus that recently expired. The Company has no plans to raise funds under the prospectus in the near term. The prospectus will be filed with the securities commissions or similar authorities in Canada, subsequent to the filing of the Company’s quarterly earnings, in reliance on the well-known seasoned issuer exemption. Additionally, a corresponding shelf registration statement on Form F-10 will be filed with the United States Securities and Exchange Commission.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss its financial results on Wednesday, August 16, 2023, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-833-470-1428 (US Toll Free), 1-404-975-4839 (US Local), +1 929-526-1599 (Other) providing access code 979042. Archived access to the webcast will be available for one year on Cresco Labs’ investor website.

Cresco Labs

Consolidated Financial Statements

The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended June 30, 2023. These financial statements have been prepared in accordance with U.S. GAAP. The Company expects to file its unaudited condensed interim consolidated financial statements for the quarter ended June 30, 2023, on SEDAR+ on or about August 16, 2023. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2022, previously filed on SEDAR+.

Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation and amortization (“EBITDA”), Adjusted EBITDA, Adjusted gross profit, Adjusted gross margin and Adjusted SG&A are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Cresco Labs

About Cresco Labs Inc.

Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer focused retail experience. As a leader in cultivation, production and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands, including Cresco®, High Supply®, FloraCal® Farms, Good News®, Wonder Wellness Co.®, Mindy’s™ and Remedi™, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside*® brand that focus on building patient and consumer trust and delivering ongoing education and convenience. Through year-round policy, community outreach and SEED™ initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment and advocacy to help formerly incarcerated people reenter society, individuals find careers in cannabis and influence legislative changes that will help the industry achieve its full potential. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, Twitter or LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2022, filed on March 21, 2023, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs

Contacts

Media

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

312-953-2767

Investors

Megan Kulick, Cresco Labs

SVP, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Cresco Labs

Cresco Labs Inc.

Financial Information and Non-GAAP Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations

For the Three Months Ended June 30, 2023, March 31, 2023 and June 30, 2022

	For the Three Months Ended
($ in thousands)	June 30, 2023	March 31, 2023	June 30, 2022
Revenues, net	$197,887	$194,202	$218,226
Cost of goods sold	111,187	108,322	105,402

Gross profit	86,700	85,880	112,824
Gross profit %	43.8%	44.2%	51.7%
Operating expenses:
Selling, general and administrative	70,562	71,897	77,912
Share-based compensation	1,043	6,124	6,583
Depreciation and amortization	4,345	4,273	5,652
Impairment loss	21,502	—	—

Total operating expenses	97,452	82,294	90,147

(Loss) income from operations	(10,752)	3,586	22,677

Other expense, net:
Interest expense, net	(19,176)	(15,548)	(12,016)
Other income, net	402	959	4,681

Total other expense, net	(18,774)	(14,589)	(7,335)

(Loss) income before income taxes	(29,526)	(11,003)	15,342
Income tax expense	(13,937)	(16,809)	(23,638)

Net loss[1]	$(43,463)	$(27,812)	$(8,296)

[1]	Net loss includes amounts attributable to non-controlling interests.

Cresco Labs

Cresco Labs Inc.

Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)

For the Three Months Ended June 30, 2023, March 31, 2023 and June 30, 2022

	For the Three Months Ended
($ in thousands)	June 30, 2023	March 31, 2023	June 30, 2022
Revenues, net	$197,887	$194,202	$218,226
Cost of goods sold[1]	111,187	108,322	105,402

Gross profit	$86,700	$85,880	$112,824
Fair value mark-up for acquired inventory	—	—	123
Cost of goods sold adjustments for acquisition and other non-core costs	5,870	2,819	2,657

Adjusted gross profit (Non-GAAP)	$92,570	$88,699	$115,604

Adjusted gross profit % (Non-GAAP)	46.8%	45.7%	53.0%

[1]	Production (cultivation, manufacturing and processing) costs related to products sold during the period.

Cresco Labs

Cresco Labs Inc.

Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)

For the Three Months Ended June 30, 2023, March 31, 2023 and June 30, 2022

	For the Three Months Ended
($ in thousands)	June 30, 2023	March 31, 2023	June 30, 2022
Selling, general and administrative	$70,562	$71,897	$77,912
Adjustments for acquisition and other non-core costs	9,433	4,041	7,230

Adjusted SG&A (Non-GAAP)	$61,129	$67,856	$70,682

Cresco Labs

Cresco Labs Inc.

Summarized Unaudited Consolidated Statements of Financial Position

As of June 30, 2023 and December 31, 2022

($ in thousands)	June 30, 2023	December 31, 2022
Cash, cash equivalents and restricted cash	$74,811	$121,510
Other current assets	190,433	204,536
Property and equipment, net	388,276	379,722
Intangible assets, net	402,797	407,590
Goodwill	310,053	330,555
Other non-current assets	144,861	139,779

Total assets	$1,511,231	$1,583,692

Total current liabilities	$237,646	$280,866
Total non-current liabilities	726,605	715,143
Total shareholders’ equity	546,980	587,683

Total liabilities and shareholders’ equity	$1,511,231	$1,583,692

Cresco Labs

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)

For the Three Months Ended June 30, 2023, March 31, 2023 and June 30, 2022

	For the Three Months Ended
($ in thousands)	June 30, 2023	March 31, 2023	June 30, 2022
Net loss[1]	$(43,463)	$(27,812)	$(8,296)
Depreciation and amortization	14,002	12,961	13,113
Interest expense, net	19,176	15,548	12,016
Income tax expense	13,937	16,809	23,638

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (Non-GAAP)	$3,652	$17,506	$40,471

Other income, net	(402)	(959)	(4,681)
Fair value mark-up for acquired inventory	—	—	123
Adjustments for acquisition and other non-core costs	13,522	5,671	7,231
Impairment loss	21,502	—	—
Share-based compensation	2,204	7,062	7,449

Adjusted EBITDA (Non-GAAP)	$40,478	$29,280	$50,593

[1]	Net loss includes amounts attributable to non-controlling interests.

Cresco Labs

Cresco Labs Inc.

Unaudited Summarized Consolidated Statements of Cash Flows

For the Three Months Ended June 30, 2023, March 31, 2023 and June 30, 2022

	For the Three Months Ended
($ in thousands)	June 30, 2023	March 31, 2023	June 30, 2022
Net cash provided by (used in) operating activities	$17,973	$3,270	$(7,076)
Net cash used in investing activities	(14,050)	(20,668)	(13,388)
Net cash used in financing activities	(19,542)	(13,635)	(69,135)
Effect of foreign currency exchange rate changes on cash	(22)	(25)	13

Net change in cash and cash equivalents and restricted cash	$(15,641)	$(31,058)	$(89,586)

Cash and cash equivalents and restricted cash, beginning of period	90,452	121,510	181,920

Cash and cash equivalents and restricted cash, end of period	$74,811	$90,452	$92,334